UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1/A

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GOLDEN CENTURY TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52842
(Commission File No.)

Delaware
(State or other jurisdiction of incorporation or	98-0466250
organization)	(I.R.S. Employer Identification No.)

Suite 1200, 1000N. West Street, Wilmington, Delaware, 19801
(Address of principal executive offices)

(302) 295-4937
(Issuer's telephone number)

Approximate Date of Mailing: July 8, 2009

GOLDEN CENTURY TECHNOLOGIES CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about July 8, 2009 to the holders of shares of common stock, par value $0.0001 per share of Golden Century Technologies Corporation (the “Company”), a Delaware corporation incorporated as of July 1, 2005, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to a change in control of our company which occurred on June 25, 2009, Ms. Hong Yang has agreed to resign as our President and Treasurer, and has agreed to continue to serve as our Secretary and a director of our company. Mr. David Cheng Lee has agreed to serve as our President, Treasurer, and a director of our company.

The appointment of Mr. David Cheng Lee as our director will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after completion of the share purchase by Golden Century Resources Limited from Ms. Hong Yang. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of July 8, 2009 and the date of this Information Statement, there were and are 14,193,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of July 8, 2009 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Golden Century Resources Limited 7/F, Pearl Oriental Tower 225 Nathan Road. Kowloon, Hong Kong	5,424,750	38.2%
Common Stock	Midland Sky Trading Limited Room 615, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong	1,200,000	8.5%
Common Stock	Hong Yang Suite 7G, Zhi Di Building No. 60 Jiao Chang Xi Road, Guangdong, China	2,115,250	14.9%
Common Stock	David Cheng Lee 67 Sherwood Cres Calgary, Alberta T3R 1T5 Canada	Nil	Nil
Common Stock	Directors and Officers (as a group)	2,115,250	14.9%

(1)

Rule 13d-3 promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 8, 2009, and the date of this Information Statement.

(2)	Calculated based upon our 14,193,000 issued and outstanding shares as of July 8, 2009 and as of the date of this Information Statement.

Changes in Control

There was a change in control of our company that occurred pursuant to a share purchase and sale agreement (the “Agreement”) dated June 25, 2009, among Golden Century Resources Limited, Hong Yang, and the Company.

Pursuant to the Agreement, Ms. Hong Yang transferred 7,884,750 restricted common shares in the capital of our company, which is 55.6% of our issued and outstanding shares, to 11 investors. Before that date, Ms. Yang had held 10,000,000 shares, which was 70.46% of our issued and outstanding shares. Ms. Yang’s ownership has now been reduced to 2,115,250 or 14.9% of our issued and outstanding shares. Of the 11 investors, only Golden Century Resources Limited and Midland Sky Trading Limited acquired more than 5% of our issued and outstanding shares.

Golden Century Resources Limited, a British Virgin Islands corporation, acquired 5,424,750 shares in the transfer from Ms. Yang and now owns 38.20% of our issued and outstanding shares. Golden Century Resources Limited, therefore, now controls 38.20% of our voting securities.

Midland Sky Trading Limited, a British Virgin Islands corporation, acquired 1,200,000 shares in the transfer from Ms. Yang and now owns 8.50% of our issued and outstanding shares. Midland Sky Trading Limited, therefore, now controls 8.50% of our voting securities.

All of the purchasers, including Golden Century Resources Limited and Midland Sky Trading Limited, purchased the shares at a price of $0.012 per share for total consideration of $100,000. All consideration was from the personal funds of the investors.

In relation to the agreement regarding these transfers, we appointed Mr. David Cheng Lee as our President and Treasurer, and also appointed him to our board of directors effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders.

We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Hong Yang(1)	39	Secretary and Director	July 1, 2005
David Cheng Lee(2)	39	President and Treasurer Proposed Director	June 25, 2009 To be determined

(1)

Ms. Hong Yang was appointed as our President, Treasurer, Secretary and sole director of our company on July 1, 2005. Pursuant to a change in control of our company which occurred on June 25, 2009, Ms. Hong Yang has resigned as our President and Treasurer. She continues to serve as our Secretary and a director of our company.

(2)

Mr. David Cheng Lee has been appointed as our President and Treasurer since June 25, 2009, and has been appointed to our board of directors effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders.

Hong Yang

Ms. Hong Yang was appointed as our President, Treasurer, Secretary and sole director of our company on July 1, 2005(inception of the Company) and is the original founder of the Company. She has resigned as our President and Treasurer since June 25, 2009, but continues to serve as our Secretary and a director of our company. She has served as the executive assistant to the Deputy General Manager and also a business manager in a multi-million dollar and multinational corporation named GPX/GPC Footwear Factory, Ltd., a subsidiary of Derise Group, Inc. (Public Company listed in Hong Kong Stock Exchange) for over five years. She has also served as marketing manager in the Forest Flooring Factory, Ltd., a subsidiary of Baoan Group, Inc. (Public Company listed in the Shenzhen Stock Exchange of China) for about two years. She has had professional training in both project and production management from the Whitworth College in the United States of America. For the last five years, her focus has been in the professional training and business development in the health care industry in China.

David Cheng Lee

Mr. David Cheng Lee is a business executive who over the years has worked with leading technology companies in China, Hong Kong, the USA and Canada. As the founder of MBN Communications Systems International Ltd, one of the leaders in broadband wireless internet software and hardware communications products and services, Mr. Lee has successfully assembled teams of technology experts and financed the development of new innovative technologies, software and hardware management systems. From year 2001, he has been the Chairman & CEO of the company. Mr. Lee leads the company’s effort to identify, select and develop innovative marketing and business development strategies. Under his leadership, the company has successfully extended its business network from North America to China, South America and Australia. Mr. Lee studied computers at the British Columbia Institute of Technology.

Mr. Lee has not previously held any positions as a director or officer of a public company.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

The board of directors of our company held no formal meetings during the year ended June 30, 2009. All proceedings of the board of directors were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of our board of directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to Delaware Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

Our board of directors has determined that we do not have a board member that qualifies as an audit committee financial expert, nor do we have a board member that qualifies as independent. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We also believe that retaining an independent director would be overly costly and burdensome and is not warranted in our circumstances given the stage of our development and the fact that we have not generated any positive cash flows from operations to date.

Our company does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $120,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation since the date of our inception, July 1, 2005, other than as set out below.

On or about July 5, 2005, the Company approved the issuance of 10,000,000 shares of its common stock to Ms. Hong Yang for services rendered in the amount of $10,000. The terms of that transaction were determined by the board of directors of the Company.

There are no written employment or consulting agreements between our company and any of our directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have not granted any stock options to the executive officers or directors from inception through June 30, 2009.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors. Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated in this Information Statement, no director received and/or accrued any compensation for his or her services as a director, including committee participation and/or special assignments during the fiscal year ended June 30, 2009.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Summary Compensation Table

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus	Stock Granted	Option Granted	Non-Equity Incentive Plan Compensation	Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Hong Yang,(1) President, Treasurer, Secretary and Sole Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Cheng Lee(2) , President, Treasurer	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Ms. Hong Yang resigned as our President and Treasurer on June 25, 2009.

(2)	Mr. David Cheng Lee has been appointed as our President and Treasurer since June 25, 2009.

Dated: July 8 , 2009

By Order of the Board of Directors

GOLDEN CENTURY TECHNOLOGIES CORPORATION

/s/ Hong Yang

Hong Yang
Director